Exhibit 99.2

Williamson Petroleum Consultants, Inc. Texas Registered Engineering Firm F-81 303 Veterans Airpark Lane, Suite 1100 Midland, Texas 79705 PHONE: 432-685-6100 FAX: 432-685-3909 E-MAIL: WPC@WPC-INC.COM February 26, 2016 Ring Energy, Inc. 901 West Wall Midland, Texas 79701 Attention Mr. Kelly Hoffman Gentlemen: Subject: Evaluation of Oil Reserves From Two Waterflood Projects in Andrews County, Texas to the Interests of Ring Energy, Inc. Effective December 31, 2015 for Disclosure to the Securities and Exchange Commission Williamson Project 5.9676 Williamson Petroleum Consultants, Inc. (Williamson) has performed an engineering evaluation to estimate incremental secondary recovery proved and probable undeveloped reserves and future net revenue from two waterflood projects in Andrews County, Texas to the interests of Ring Energy, Inc. (Ring). This evaluation was authorized by Mr. Kelly Hoffman of Ring. Projections of the reserves and future net revenue to the evaluated interests were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The results of our evaluation, completed on February 26, 2016, are presented herein. This evaluation was prepared for public disclosure by Ring in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations and is an annual update of the evaluated properties. Based on information provided by Ring, the total proved reserves summarized in our report represent approximately 31.50 percent of their consolidated proved reserves on a barrel of oil equivalent basis for their continuing operations located in the states of Texas and Kansas. Our report addresses 50.75 percent of the total proved undeveloped net liquid hydrocarbon reserves of Ring as of December 31, 2015. 5.9676<01l>02.26.16 The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the effective date of this report, determined as the un-weighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the Williamson Petroleum Consultants, Inc. F-81

Ring Energy, Inc. Mr. Kelly Hoffman February 26, 2016 Page 2 amounts of income actually received may differ significantly from the estimated quantities presented in this report. Following is a summary of the results of the evaluation effective December 31, 2015: PROVED PROBABLE UNDEVELOPED UNDEVELOPED Net Reserves to the Evaluated Interests: Oil/Condensate, MBBL 7,686.25 208.97 Future Net Revenue, M$: Undiscounted 240,140.05 4,424.61 Discounted Per Annum at 10.00 Percent 61,237.24 862.73 The attached Definitions describe all categories of reserves, and the Discussion describes the bases of this evaluation. It has been a pleasure to serve you by preparing this engineering evaluation. All related data will be retained in our files and are available for your review. Yours very truly, WILLIAMSON PETROLEUM CONSULTANTS, INC. Roy C. Williamson, Jr., P.E. RCW/RCH/dee Attachments Williamson Petroleum Consultants, Inc. F-81 Williamson Petroleum Consultants, Inc. F-81